

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 6, 2015

<u>Via E-mail</u>
Yuxia Song
Lissome Trade Corp.
Ningshanzhonglu Street No. 108, 1-25-4
Huanggu District Shenyang
Liaoning, China 110031

> **Re:** **Lissome Trade Corp.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed December 16, 2014**
> **File No. 333-199967**

Dear Ms. Song:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Prospectus Cover Page</u>

1. We note your response to comment 5 in our letter dated December 3, 2014. Please further revise your cover page to clearly state that the invested funds are irrevocable and will not be returned to investors.

<u>Risk Factors, page 6</u>

<u>Risks Associated with Our Company, page 6</u>

2. It appears that each of Ms. Song and Mr. Kruikov reside outside of the United States. Please add a risk factor disclosing that it may not be possible for investors to effect service of process within the United States upon such person or to enforce against such person judgments obtained in United States courts predicated upon the liability provisions of the United States securities laws.

Risks Associated with This Offering, page 9

3. We have reviewed your response to comment 8 of our letter dated December 3, 2014. We note the added risk factor addressing the risk of loss to investors in the event that you file for bankruptcy. As previously requested, please provide a risk factor stating that invested funds are irrevocable and will not be returned to investors once the funds are received in the normal course of this offering.

Description of Our Business, page 15

Business Plan, page 16

Import and Export, page 16

4. We cannot access the source material cited at www.cbi.eu. Please provide an updated reference or include the cited material as an exhibit to the Form S-1.

Market Outlets, page 17

5. We note your response to comments 14 and 16 in our letter dated December 3, 2014. Please further describe how you plan to use price strategy in pricing your goods, as well as how you plan to determine the amount of the shipping and service cost that will be added to a customer's bill, along with the impact, if any, of such costs on the amount of revenue you plan to generate.

Plan of Operation, page 22

6. We note your disclosure on page 17 that your "clients will be asked to 100% prepay for the products." However, we also note your revised disclosure on page 22 that you have collected a $5,000 deposit on a cookware sales contract. Please provide further details regarding the timing and structure of payment for your cookware sales.

7. We note your statement that is no guarantee that you will produce "*additional* revenue" (emphasis added). Please clarify if you have generated any revenue to date and revise your disclosure accordingly.

Directors, Executive Officers, Promoters and Control Persons, page 23

8. We have reviewed your response to comment 22 of our letter dated December 3, 2014. Please provide the disclosure related to the independence of your sole director required by Item 407(a) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please contact Dean Brazier, Staff Attorney, at 202.551.3485, Liz Walsh, Staff Attorney, at 202.551.3696, or me at 202.551.3720 with any other questions.

Sincerely,

/s/ Elizabeth C. Walsh for

Mara Ransom
Assistant Director

cc: Frederick C. Bauman